SECURITIES AND EXCHANGE COMMISSION
WASHINGTON,
D.C. 20549
FORM 11-K
ANNUAL REPORT
☒
ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
OR
☐
TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transaction period from
to
COMMISSION FILE NUMBER 1-36764
A.
Full title of the plan: UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan
B.
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
UBS GROUP AG
Bahnhofstrasse 45
CH-8098, Zurich, Switzerland

UBS FINANCIAL SERVICES INCORPORATED OF
PUERTO RICO SAVINGS PLUS PLAN
Financial Statements and Supplemental Schedule
As of December 31, 2025 and 2024 and
For the Year Ended December 31, 2025
With Report of Independent Registered Public Accounting Firm

UBS FINANCIAL SERVICES INCORPORATED OF
PUERTO RICO SAVINGS PLUS PLAN
Financial Statements and Supplemental Schedule
December 31, 2025 and 2024
and Year Ended December 31, 2025
TABLE OF CONTENTS
Page(s)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
1
FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits
2
Statement of Changes in Net Assets Available for Benefits
3
Notes to Financial Statements
4-10
SUPPLEMENTAL SCHEDULE
Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)
11-13
Signature
14

Report of Independent Registered Public Accounting Firm
To the Plan Participants and the Plan Administrator of UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan
Opinion on the Financial Statements
We have audited
the accompanying statements
of net assets
available for benefits
of UBS Financial
Services Incorporated of
Puerto
Rico Savings Plus Plan (the Plan) as of December 31, 2025 and 2024, and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”).
In our opinion,
the financial statements
present fairly,
in all material respects,
the net assets available
for benefits of
the Plan at
December 31, 2025 and 2024, and the changes in its net assets available for benefits for the year ended December 31, 2025, in
conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial
statements are
the responsibility
of the
Plan’s management.
Our responsibility
is to
express
an opinion
on the
Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting
Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in
accordance with the U.S.
federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the
audit to obtain reasonable
assurance about whether the
financial statements are free
of material misstatement, whether due
to
error or fraud.
The Plan is
not required
to have, nor
were we engaged
to perform, an
audit of its
internal control over
financial
reporting. As part of our audits
we are required to obtain an understanding of
internal control over financial reporting but
not for
the purpose of expressing an opinion
on the effectiveness of the Plan’s
internal control over financial reporting. Accordingly,
we
express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due
to error
or fraud, and
performing procedures
that respond
to those risks.
Such procedures
included examining, on
a test basis,
evidence regarding
the amounts and
disclosures in the
financial statements. Our
audits also included
evaluating the accounting
principles used
and significant
estimates made
by management,
as well
as evaluating
the overall
presentation of
the financial
statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedule Required by ERISA
The
accompanying
supplemental
schedule
of
assets
(held
at
end
of
year)
as
of
December
31,
2025
(referred
to
as
the
“supplemental schedule”), has been subjected
to audit procedures performed in conjunction
with the audit of the
Plan’s financial
statements. The information in
the supplemental schedule is
the responsibility of
the Plan’s management. Our
audit procedures
included
determining
whether
the
information
reconciles
to
the
financial
statements
or
the
underlying
accounting
and
other
records,
as applicable,
and performing
procedures
to test
the completeness
and accuracy
of the
information presented
in the
supplemental schedule.
In forming
our opinion
on the
information, we
evaluated whether
such information,
including its
form
and content, is presented in
conformity with the Department
of Labor’s Rules and
Regulations for Reporting and Disclosure
under
the Employee Retirement Income Security
Act of 1974. In our
opinion, the information is fairly
stated, in all material respects,
in
relation to the financial statements as a whole.
/s/ Ernst & Young LLP
We have served as the Plan’s auditor since 2000.
New York, New York
June 29, 2026

UBS FINANCIAL SERVICES INCORPORATED OF
PUERTO RICO SAVINGS PLUS PLAN
Statements of Net Assets Available for Benefits
As of December 31, 2025 and 2024
2025 2024
ASSETS
Investments, at fair value
$64,812,290 $55,855,971
Notes receivable from participants
780,254 923,592
Investment income receivable
16,869 18,376
Contributions receivable
Participant Contributions receivable 23,291 9,576
Company, net of forfeitures 473,417 541,256
Total assets 66,106,121 57,348,771
LIABILITIES
Accrued expenses
3,522 3,459
Total liabilities 3,522 3,459
Net assets available for benefits $66,102,599 $57,345,312
The accompanying notes are an integral part of these financial statements.

UBS FINANCIAL SERVICES INCORPORATED OF
PUERTO RICO SAVINGS PLUS PLAN
Statement of Changes in Net Assets Available for Benefits
For the Year December 31, 2025
2025
ADDITIONS TO NET ASSETS
Investment income
Net appreciation in the fair value of investments $7,068,504
Dividend and interest income
1,808,355
Net investment Income
8,876,859
Interest income on notes receivable from participants
49,611
Contributions
Participants
1,341,138
Company, net of forfeitures
1,032,405
Total contributions
2,373,543
Total additions
11,300,013
DEDUCTIONS FROM NET ASSETS
Distributions to participants
2,523,575
Administrative expenses 19,151
Total deductions from net assets
2,542,726
Net increase in net assets available for benefits
8,757,287
Net assets available for benefits
Beginning of year
57,345,312
End of year
$66,102,599
The accompanying notes are an integral part of these financial statements.

UBS FINANCIAL SERVICES INCORPORATED OF
PUERTO RICO SAVINGS PLUS PLAN
Notes to Financial Statements
December 31, 2025 and 2024
NOTE 1
DESCRIPTION OF THE PLAN
The
following
description of
the
UBS
Financial Services
Incorporated of
Puerto
Rico Savings
Plus Plan
(the
Plan)
provides
only
general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions and detailed definitions of several terms of the Plan.
General
Effective
July
31,
2021,
UBS
Financial
Services
Inc
(the
Company)
became
the
Plan
Sponsor
for
the
Plan
when
UBS
Financial
Services
Incorporated
of
Puerto
Rico
was
merged
with
the
parent
company
UBS
Financial
Services
Inc.
The
Plan,
a
defined
contribution plan, provides retirement benefits
to eligible employees of
UBS Financial Services and
any of its subsidiaries
who have
adopted
the
Plan
and
are
residents
of
Puerto
Rico.
Subject
to
certain
exceptions,
all
full-
and
part-time
employees
on
the
Company’s U.S. payroll
platform that are
residents of Puerto
Rico are eligible
to participate in
the Plan upon
completion of one
hour of service.
The Plan is
subject to the
provisions of the
Employee Retirement Income
Security Act of
1974 (ERISA), as
amended.
The Plan
is administered
by the
Company’s Plan
Administrator (Employee
Benefits Committee
of UBS
AG). Northern
Trust
(the
Custodian) is the custodian of the
assets and the UBS Trust
Company of Puerto Rico (the Trustee)
is the trustee. Alight (formerly
Aon Hewitt) is the Plan’s record-keeper and Mercer serves as the Plan’s investment advisor.
The Plan is established
under the laws of Puerto
Rico and is subject
to Puerto Rico’s contribution
limits. All other features
of the
Plan are similar to those of the UBS 401(k) Plan.
For a summary of investment options in the Plan, refer to Note 3.
Plan Amendments
The Plan, as
restated for
January 1,
2017, and amended,
as executed and
adopted on October
20, 2017, December
27, 2017,
November 2, 2018, May 4, 2020, July 1, 2021, July 27, 2021 and, most recently, on October
22, 2024 to reflect a change in the
Plan's
governance
structure,
including
naming
the
Employee
Benefits
Committee
of
UBS
AG
as
the
Plan
Administrator
and
delegating authority to
the Defined Contribution
Investment Committee of
UBS AG as
appointed by the
Combined US Operations
Management Committee.
Administrative Expenses
Certain reasonable costs for administering
the Plan and the Trust
Fund are paid from
the assets of the Trust.
These costs for the
day-today
operation
of
the
Plan
are
generally
referred
to
as
“Recordkeeping
and
Administrative
Fees”
and
include
fees
for
recordkeeping, trustee services, investment consulting, auditing, and legal services rendered to the Plan. The Plan may pass these expenses on
to Plan
participants in
the form
of a
deduction from
participants’ investments
(on a
pro-rate basis).
An additional
deduction is applied to participants’ account that are invested through the Mutual Fund Window Tier.
Participant Contributions
A participant’s
contributions can
consist of
“pre-tax
contributions,” which
reduce
the participant’s
taxable compensation
and
“after-tax
contributions,” which do
not reduce
a participant’s taxable
compensation, and “rollovers,”
which are
transfers from
other Puerto Rico tax-qualified retirement plans.
For each plan year, a participant is eligible
to make pre-tax contributions through payroll
deductions, up to 85%
of his/her eligible
compensation. The dollar amount of a participant’s contributions cannot exceed certain Plan limits and those imposed under the
Internal Revenue Code for a
New Puerto Rico (the
Code). Eligible compensation is defined
as 499-R-2/W-2 Puerto Rico
earnings
(subject to certain
adjustments), not to
exceed $350,000 for
2025 and $345,000
for 2024. Pre
-tax contributions are
limited by
the Code to $15,000 for 2024 and 2025. Participants who
have attained age 50 on or before
December 31, 2025, were limited
to pre-tax contributions
of $16,500 for 2024
and 2025. These limits
are subject to
change in future
years to be consistent
with
limitations imposed by the Code.
Participants
are
also
permitted
to
make
after-tax
contributions
of
up
to
10%
of
their
eligible
compensation
up
to
the
IRC
compensation limit of $350,000
for 2025 (or $35,000
for 2025) provided that the
maximum combined rate of
a participant’s pre-
and after-tax
contributions does
not exceed
85% of
his/her eligible
compensation for
2024 and
2025. After-tax
contributions
may be considered in determining the Company’s matching contribution.
Additionally, participants may make rollover
contributions to the Plan, which are transfers from another Puerto Rico tax-qualified retirement plan. The amount
rolled over will be
credited to a participant’s account
and will be treated
similar to appreciation on
pre-tax contributions for Plan accounting and Puerto Rico income tax purposes.

NOTE 1
DESCRIPTION OF THE PLAN
(continued)
Company Contributions
Each year, the Company uses
pre-
and after-tax contributions in
determining the amount
of the Company’s
matching contribution
for each participant. For Plan year beginning January 1,
2017 the Company Match is calculated by multiplying each participant's pre-tax, and after-tax
contributions (up to 6%
of eligible compensation) by
100% and, is limited
on an annual
basis, to $3,000
for 2017; $ 4,500 for 2018 and $5,850 for 2019 and thereafter the annual Company Match is a maximum of $8,000. Company
Match contributions are
contributed on
a payroll
basis based
on the
participants contributions
and year
to date
annual eligible
retirement earnings.
Company match contributions
and earnings
are invested according to
the participant’s investment
elections in effect for
Company
contributions, which can be different or similar to their pre-tax and after-tax contribution elections.
The Company also provides a retirement contribution
(basic profit-sharing contribution) equal to a
percentage of the participant’s
eligible compensation
(up to
the annual
IRC compensation
limit -
$350,000 for
2025) and
based on
the participant’s
years of
service with the Company as of the beginning
of the plan year and eligible compensation. The retirement contribution is invested
according to the participant’s investment elections in effect for Company contributions, which can be different or similar to their
pre-
and after-tax contributions.
The Qualified Deferred
Payment (QDP) feature is
a supplemental profit-sharing
contribution provided to participants
who satisfy
certain eligibility requirements.
The contribution amount
is based on
a participant’s age
at the beginning
of the plan
year.
QDP
contributions and earnings are
invested according to the
participant’s investment elections in
effect for Company contributions,
which can be different or similar to their pre-
and after-tax contribution elections.
If a participant has
not selected his or
her investment elections, the
Company Contributions are invested
in the age-appropriate
Vanguard
Target
Date Retirement Fund,
the default investment
option. The determination
of the Target
Date Fund is
based on
the participant’s year of birth.
Participant Accounts
Under the Plan,
each participant has
two accounts—an employee
account (Employee Account)
and a company
account (Company
Account).
The
Company
Account
is
funded;
per
payroll
for
the
Company
Match,
annually
for
the
Company
Retirement
Contribution
and,
per
specific
payrolls
for
the
QDP.
The
participant
can
change
their
investment
elections
for
Company
Contributions (Company
Match, Company
Retirement Contribution,
and QDP)
as well
as their
own contributions
(pre-tax and
after-tax)
at
any
time.
In
addition, they
can
make
different
investment
elections
for
their
Company
Contributions,
before-tax
contributions,
and
after-tax
contribution.
The
participant’s
Employee
Account
reflects
all
of
the
participant’s
contributions
in
addition
to
income,
gains,
losses,
withdrawals,
distributions,
loans,
and
expenses
attributable
to
these
contributions.
The
participant’s Company
Account reflects
his/her share
of the
Company’s contributions
from the
Company match,
the Company
retirement
contribution,
and
the
QDP
for
each
plan
year
and
income,
gains,
losses,
withdrawals,
distributions,
and
expenses
attributable to these Company contributions.
Vesting
Participants are fully
vested in their
Employee Account. A
participant becomes fully
vested in his
or her Company
Account after
three years of service,
or,
while in service as an employee
and either attaining age 65, attaining
age 55 with 10 years of
service,
becoming totally and permanently disabled, or upon death.
Forfeited Accounts
Forfeited balances of
terminated participants’ unvested
Company Accounts are
used to reduce
the Company’s contributions
to
the Plan.
For the
year ended
December 31,
2025, total forfeitures
of $8,630
were used
to reduce
the Company
contributions.
Unallocated forfeited balances as of December 31, 2025 and 2024 were $305 and $102 respectively.
Distributions and Withdrawals
After-tax contributions, including any income and loss thereon, may be withdrawn by participants at any time in accordance with
the Plan’s
provisions.
Withdrawals of
pre-tax
contributions or
vested Company
contributions are
permitted, subject
to certain
limitations as set forth in the Code. All withdrawals or a portion thereof are subject to taxation as set forth in the Code.
Upon termination of service,
a participant may elect
to receive a
distribution of the vested
portion of his/her account
in a lump-
sum amount.

NOTE 1
DESCRIPTION OF THE PLAN
(continued)
Notes Receivable from Participants
Notes receivable
from participants
represent
participant loans
which are
permitted under
the Plan.
The minimum
amount that
may be borrowed
is $1,000 and
the maximum amount
is limited to
the lesser of
50% of the
value of a
participant’s vested account
balance, or
$50,000, reduced
by the
participant’s highest
outstanding loan
balance over
the previous
12 months.
The interest
rates ranged from 5.25%
to 10.50%. All loans,
including interest, are
to be repaid in
level amounts through payroll
deductions
to be no less frequent than quarterly over the life of the loan.
Loans are payable in
equal installments, representing a
combination of interest and
principal by withholding
from the participant’s
paychecks. The outstanding principal amount of any loan can be repaid on any business day. In the event a participant has a loan
outstanding under the Plan, various
limitations exist on such participant’s
right to receive additional loans under
the Plan. If a loan
is not repaid within 90 days, it will automatically be treated as a distribution to the participant.
Plan Termination
While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of
ERISA. In
the event
the Plan
is wholly
or partially
terminated, or
upon the
complete discontinuance
of contributions
under the
Plan
by
any
entity
of
the
Company,
each
participant
affected
shall
become
fully
vested
in
his/her
Company
Account.
Any
unallocated assets
of
the
Plan then
held by
the Custodian
shall
be
allocated
among the
appropriate
Company
Accounts and
Employee Accounts of the participants and will be distributed in a manner determined by the Company.

NOTE 2
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying
financial statements are
prepared on the
accrual basis of
accounting in conformity
with U.S. generally
accepted
accounting principles (U.S. GAAP).
Payments of Benefits
Benefits to participants are recorded when paid.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus
any accrued
but unpaid interest. Interest income on loans receivable from participants is recorded when it is earned. Related fees are recorded
as administrative
expenses and
are
expensed when
they are
incurred.
No allowance
for credit
losses has
been recorded
as of
December 31, 2025 or 2024.
If a participant does not
make loan repayments for
more than 90 days,
the Plan administrator will
deem the participant loan to be a distribution and the participant loan balance is reduced and a benefit payment is recorded.
Investment Valuation and Income Recognition
Purchases and sales of
securities are recorded on a trade-date
basis. Interest income is recorded on
the accrual basis and
dividends
are recorded on the ex-dividend
date. Net appreciation/depreciation includes the Plan’s
gains and losses on investments bought,
sold and held during the year.
Investments held
by the
Trust
are stated
at fair
value. Fair
value is
the price
that would
be received
to sell
an asset
or paid
to
transfer a liability in an orderly transaction between market participants at the measurement date. (See Note 3 for a discussion of fair value measurement).
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results
could differ from those estimates.

NOTE 3
FAIR VALUE MEASUREMENT
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (i.e., exit price).
The fair value hierarchy
prioritizes the inputs to
valuation techniques used to
measure fair value
into three broad
levels. The fair
value hierarchy gives the highest
priority to quoted prices (unadjusted) in
active markets for identical financial
instruments (Level
1) and
the lowest
priority to
unobservable inputs
(Level 3).
In some
cases, the
inputs used
to measure
fair value
might fall
in
different
levels of
the fair
value hierarchy.
The level
in the
fair value
hierarchy
within which
the fair
value measurement
in its
entirety falls is
determined based on
the lowest level
input that is
significant to the
fair value measurement
in its entirety. Assessing
the significance
of a
particular input
to the
fair value
measurement in
its entirety
requires considerable
judgment and
involves
considering a number of factors specific to the financial instrument.
Level 1
:
Inputs are quoted
prices (unadjusted) in
active markets
for identical financial
instruments that the
reporting entity has
the
ability
to
access
at
the
measurement
date.
An
active
market
for
the
financial
instrument
is
a
market
in
which
transactions for the
financial instrument occur
with sufficient frequency
and volume to
provide pricing information
on
an ongoing basis.
Level 2:
Inputs other than
quoted prices included
within Level 1
that are observable for
the financial instrument,
either directly
or indirectly.
Level 3
:
Unobservable inputs for the financial instrument
The following is a description of the
valuation methodologies used for assets measured at fair value.
There have been no changes
in the methodologies used at December 31, 2025 and 2024.
Mutual funds:
Funds that are actively traded on an exchange are priced at the net asset value (NAV) of shares held by the Plan at year
end.
Funds
that
are
not
actively
traded
on
an
exchange
are
priced
at
NAV
using
inputs
that
corroborate
the
NAV
with
observable (i.e., ongoing redemption and/or subscription activity) market-based data.
Common and collective
trust funds:
Funds that are
actively traded on
an exchange are
priced at the
NAV of
shares held
by the
Plan at year
end (e.g., bond
funds, equity funds,
non-US equity funds,
etc.). Funds that
are not actively
traded on an
exchange
are priced at NAV
using inputs that corroborate
the NAV with
observable (i.e., ongoing redemption
and/or subscription activity)
market-based data.
Money market funds:
Records its corresponding value at $1 NAV.
Investments are valued at amortized cost unless this would not represent fair value.
UBS Stock Fund:
Actively traded securities are
valued at the
closing price reported
on the active
market on which
the individual
securities are traded.
Common Stock:
Actively traded securities
are valued
at the closing
price reported
on the active
market on which
the individual
securities are traded.
Self-Directed Brokerage Accounts:
Mutual funds and
money market
funds valued at
the list
price at NAV
of shares
held by
the
Plan at the valuation date.
The methods described above may produce a fair value calculation that may not indicate net realizable value or reflect future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use
of different
methodologies or
assumptions to
determine the
fair value
of certain
financial instruments
could result
in a
different fair value measurement at the reporting date.
There were no transfers between levels in 2025 and 2024.

NOTE 3
FAIR VALUE MEASUREMENT (Continued)
At December 31, 2025, the investments held by the Plan within the fair value hierarchy are as follows:
Quoted Prices in
Active Markets
for Identical
Assets
(Level 1)
Significant
Other
Observable
Inputs (Level 2)
Significant
Unobservable
Inputs (Level 3) Total
Mutual funds
$24,669,900 — — $24,669,900
Self-directed brokerage accounts
15,163,758
—
—
15,163,758
UBS Stock Fund
2,386,817
—
—
2,386,817
Common
Stock
2,024,997
—
—
2,024,997
$44,245,472 $ — $ — $44,245,472
Investments measured at NAV:
Money market funds
(a)
$5,018,055
U.S. equity funds
(b)
13,575,164
U.S. bond funds
(c)
1,973,599
Total investments, at NAV $20,566,818
Total investments at fair value $64,812,290
At December 31, 2024, the investments held by the Plan within the fair value hierarchy are as follows:
Quoted Prices in
Active Markets
for Identical
Assets
(Level 1)
Significant
Other
Observable
Inputs
(Level 2)
Significant
Unobservable
Inputs
(Level 3) Total
Mutual funds
$20,157,455 — — $20,157,455
Self-directed brokerage accounts
13,761,591
—
—
13,761,591
UBS Stock Fund
1,899,275
—
—
1,899,275
Common Stock 1,618,466
—
—
1,618,466
$37,436,787 $ — $ — $37,436,787
Investments measured at NAV:
Money market funds
(a)
$4,829,370
U.S. equity funds
(b)
11,771,680
Non-U.S. equity funds
(b)
277,092
U.S. bond funds
(c)
1,541,042
Total investments, at NAV $18,419,184
Total investments at fair value $55,855,971
(a)
Money market funds are designed to protect capital with low-risk investments and include cash, bank notes, corporate notes, government bills, and various short-term debt instruments. These investments are held through collective trust funds.
(b)
Equity common/collective trust funds seek to maintain portfolio diversification and approximate the risk and return characterized by certain equity indices. Under normal circumstances, redemptions for participant activity may be made daily with no notice period required. Plan sponsor-initiated activity may require prior written notice of 3 to 15 days.
(c)
U.S. bond common/collective trust funds seek to maintain an overall diversified portfolio whose investment return matches the performance of certain bond indices. Under normal circumstances, redemptions for participant activity may be made daily with no notice period required. Plan sponsor-initiated activity may require prior written notice of 15 days.
The
above
provides
a
general
description
of
the
investments.
Participants
should
refer
to
the
Investment
Options
Guide
for
information on the investment objectives and strategy of each investment option.

NOTE 4
RISKS AND UNCERTAINTIES
The Plan invests in various investment instruments that are exposed to various risks such as interest rate, market, and credit risks.
Due to the level of risk associated with
certain investment securities, it is at least reasonably possible that changes in the values of
investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
NOTE 5
RELATED-PARTY TRANSACTIONS
The Plan invests
in the common
stock of UBS
Group AG.
In addition, certain
Plan investments are
shares/units of
mutual funds
and short-term investments managed
by the Custodian. These
transactions qualify as party-in-interest
transactions; however, they
are exempt from the prohibited transactions rules under ERISA. The Plan received a common stock dividend payment of $47,468 from UBS Group AG for 2025.
Certain officers
and employees of
the Plan’s sponsor
(who may
also be participants
in the Plan)
perform administrative services
related to the Plan’s operation, record keeping and financial reporting. The Plan’s sponsor pays these individuals’ salaries and also
pays certain other administrative
expenses on the Plan’s
behalf. The foregoing
transactions are not
deemed prohibited party-in-
interest transactions, because
they are
covered by statutory
and administrative exemptions
from the
Code and ERISA’s
rules on
prohibited transactions.
The UBS
mutual funds’
investment advisor, administrator, and distributor is
UBS Asset
Management (Americas) LP, a wholly
owned
subsidiary of
UBS Americas
Inc. UBS
AM earns management
fees from
the UBS
AM Funds
offered in
the self-directed
window
which is offered in one of the core funds. These fees were paid by the participants.
NOTE 6
TAX STATUS
The
Plan
has
received
a
favorable
determination
letter
from
the
Commonwealth
of
Puerto
Rico
Department
of
Treasury
(the
Treasury) dated August 25, 2015, stating that the Plan is qualified under Sections 1165(a) and 1165(e) of the Puerto Rico Internal
Revenue
Code
of
1994
(PRIRC-94)
and,
therefore,
the
related
trust
is
exempt
from
taxation.
Subsequent
to
receiving
the
determination letter,
the Plan
was amended
and restated.
Puerto Rico
Treasury
confirmed in
letters dated
February 26,
2018,
February 21, 2019 and September 27, 2021 that the amendments to the Plan do not adversely affect the Plan’s qualified status.
Once qualified,
the Plan
is required
to operate
in conformity
with the
Puerto Rico
Code to
maintain its
qualification. The
Plan
administrator has indicated that
they will take the
necessary steps to bring
the Plan into compliance
with the Puerto Rico
Code.
The Plan has not been qualified
nor is intended to be qualified
under Sections 401(a) or 401(k) of
the U.S. Internal Revenue Code.
Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement
effects of a tax position
are recognized when the
position is more-likely-than-not, based on
the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of
December 31, 2025, there are
no uncertain positions taken or expected to be
taken. The
Plan has
recognized
no interest
or penalties
related
to uncertain
tax
positions. The
Plan is
subject to
routine
audits
by
taxing
jurisdictions; however, there are
currently no audits for any tax periods in progress.
NOTE 7
SUBSEQUENT EVENTS
The Plan has evaluated subsequent events through June
29, 2026, the date the financial statements were
available to be issued.
No subsequent events have been recognized or required additional disclosure in the financial statements.

SUPPLEMENTAL SCHEDULE
UBS FINANCIAL SERVICES INCORPORATED OF
PUERTO RICO SAVINGS PLUS PLAN
EIN: 13-3074649
Plan #: 003
Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)
As of December 31, 2025

Security Description / Asset ID
Shares / Par Value
Cost Current Value
Corporate Stock - Common
Germany - USD
ADR BAYER A G SPONSORED ADR CUSIP : 072730302 5,326.000 49,775.07 57,627.32
SAP SE-SPONSORED ADR CUSIP : 803054204 252.000 48,525.64 61,213.32
Total Germany - USD 98,300.71 118,840.64
Netherlands - USD
ADR ASML HLDG NV NY REG 2012 (POST REV SPLIT) CUSIP : N07059210 50.000 39,596.20 53,493.00
AERCAP HOLDINGS N.V.
EUR0.01 CUSIP : N00985106
588.000 44,680.88 84,530.88
Total Netherlands - USD 84,277.08 138,023.88
Switzerland - USD
UBS GROUP AG COMMON STOCK CUSIP : H42097107 51,540.000 921,544.81 2,386,817.40
Total Switzerland - USD 921,544.81 2,386,817.40
Taiwan - USD
ADR TAIWAN SEMICONDUCTOR MANUFACTURING
ADS REP 5 TWD10 CUSIP : 874039100
304.000 41,622.87 92,382.56
Total Taiwan
- USD
41,622.87 92,382.56
United Kingdom - USD
LONDON STOCK EXCHANGE GROUP ADR CUSIP : 54211Y107 4,662.000 150,061.75 142,517.34
ROYAL DUTCH SHELL PLC SPONSORED ADR REPSTG ORD SH CUSIP : 780259305 507.000 32,813.37 37,254.36
Total United Kingdom - USD 182,875.12 179,771.70
United States - USD
ALPHABET INC CAP STK USD0.001 CL C CUSIP : 02079K107 310.000 42,164.93 97,278.00
AMAZON COM INC COM CUSIP : 023135106 674.000 106,265.46 155,572.68
AON PLC CUSIP : G0403H108 129.000 38,568.06 45,521.52
CAPITAL ONE FINL CORP COM CUSIP : 14040H105 378.000 50,201.83 91,612.08
CHARTER COMMUNICATIONS INC NEW CL A CL A CUSIP : 16119P108 3.000 938.98 626.25
COM ALCOA CORPORATION COM USD0.01 CUSIP : 013872106 922.000 35,106.17 48,995.08
COMCAST CORP NEW-CL A CUSIP : 20030N101 2,381.000 90,244.79 71,168.09
CONOCOPHILLIPS COM CUSIP : 20825C104 1,162.000 117,514.27 108,774.82
DANAHER CORP COM CUSIP : 235851102 370.000 73,825.09 84,700.40
ELEVANCE HEALTH
INC CUSIP : 036752103
85.000 35,150.96 29,796.75
ESTEE LAUDER COMPANIES INC CL A USD0.01 CUSIP : 518439104 495.000 36,649.13 51,836.40
HILTON
WORLDWIDE HLDGS INC COM NEW COM NEW CUSIP : 43300A203
100.000 15,679.21 28,725.00
HUMANA INC COM CUSIP : 444859102 184.000 54,797.21 47,127.92
INTUIT COM CUSIP : 461202103 30.000 17,968.70 19,872.60
LENNAR CORP CL A CL A CUSIP : 526057104 634.000 74,585.37 65,175.20
LIBERTY BROADBAND CORP COM SER A COM SERA CUSIP : 530307107 107.000 12,792.22 5,165.96
LIBERTY BROADBAND CORP COM SER C COM SERC CUSIP : 530307305 312.000 27,541.79 15,163.20
MARTIN MARIETTA MATLS
INC COM CUSIP : 573284106
20.000 9,581.36 12,453.20
MERCADOLIBRE INC COM STK CUSIP : 58733R102 24.000 48,344.17 48,342.24
META PLATFORMS INC COM USD0.000006 CL 'A' CUSIP : 30303M102 67.000 23,092.39 44,226.03
MICROSOFT CORP COM CUSIP : 594918104 217.000 69,916.36 104,945.54
PTC INC COM CUSIP : 69370C100 139.000 22,690.29 24,215.19
UNITEDHEALTH GROUP INC COM CUSIP : 91324P102 336.000 122,610.51 110,916.96
VULCAN MATERIALS CO COM CUSIP : 929160109 40.000 9,315.04 11,408.80
WOODWARD INC COM CUSIP : 980745103 249.000 38,381.79 75,277.68
WORKDAY INC CL A COM USD0.001 CUSIP : 98138H101 452.000 106,918.46 97,080.56
Total United States - USD 1,280,844.54 1,495,978.15
Total Corporate Stock - Common 2,609,465.13 4,411,814.33

Security Description / Asset ID
Shares / Par Value
Cost Current Value
Participant Loans
United States - USD
UBS PR LOAN ASSET CUSIP : 000810283 780,253.860 780,253.86 780,253.86
Total United States - USD 780,253.86 780,253.86
Total Participant Loans 780,253.86 780,253.86
Value of Interest in Common/Collective Trusts
United States - USD
MFO PRUDENTIAL CORE PLUS BOND FUND CLASS 5 032884 74443R100 CUSIP : 74443R100 9,797.940 1,806,882.17 1,973,599.05
MFO SSGA GLOBAL ALL CAP EQUITY EX-US INDEX NL SERIES FD - CL K CUSIP : 85744W531 32,942.940 506,098.97 685,937.90
MFO SSGA RUSSELL SMALL/MID CAP INDEX NON- LENDING SERIES FUND CLASS K CUSIP : 85744W242 40,099.460 912,758.99 1,197,209.48
MFO STATE STR GLOBAL ADVISORS TR CO INV US BD INDEX NON LENDING SER FD CL M CUSIP :
857480404 30,604.220 347,588.31 368,872.66
NT COLLECTIVE GOVT SHORT TERM INVT FD CUSIP : 66586U445 5,018,055.450 5,018,055.45 5,018,055.45
NT COLLECTIVE SHORT TERM INVT FD CUSIP : 66586U452 0.000 0.00 0.00
MFO STATE STR GLOBAL ADVISORS TR CO INV S&P 500 INDEX NON-LENDING SER FD CL M CUSIP :
856917729 951,604.630 9,827,048.94 11,323,143.49
Total United States - USD 18,418,432.83 20,566,818.03
Total Value of Interest in Common/Collective Trusts 18,418,432.83 20,566,818.03
Value of Interest in Registered Investment Companies
Emerging Markets Region - USD
MFO AMERICAN BEACON FUNDS NINETY ONE EMERGING MARKETS EQUITY FD R6 CUSIP : 02452A692 20,878.940 283,834.08 259,734.01
Total Emerging Markets Region - USD 283,834.08 259,734.01
Global Region - USD
MFO NATIXIS FUNDS TRUST I MIROVA GLOBAL SUSTAINABLE
FUND Y USD INC CUSIP : 63872R533
4,024.750 82,079.84 88,946.98
Total Global Region - USD 82,079.84 88,946.98
International Region - USD
MFO ARTISAN FDS INC INTL FD INSTL SHS CUSIP : 04314H402 8,302.040 255,068.29 249,559.32
MFO GALLERY TR MONDRIAN INTL EQUITY FD CUSIP : 36381Y108 9,206.290 140,221.34 159,545.01
Total International Region - USD 395,289.63 409,104.33
United States - USD
MFO LOOMIS SAYLES INVT TR FORMERLY
LOOMIS S CUSIP : 543495691
2,182.230 35,280.02 33,911.85
MFO T ROWE PRICE INSTITUTIONAL EQUITY FDS LARGE-CAP GROWTH FD CUSIP : 45775L408 30,908.000 1,935,986.46 2,626,252.76
MFO VANGUARD CHESTER FDS INSTITUTIONAL TARGET RETIREMENT
2070 CUSIP : 92202E664
3,771.760 96,496.32 120,017.40
MFO VANGUARD CHESTER FDS TARGET RETIREMENT 2020 FD CUSIP : 92202E805 110,729.510 3,003,284.06 3,039,525.05
MFO VANGUARD CHESTER FDS TARGET RETIREMENT 2030 FD CUSIP : 92202E888 160,837.380 5,176,348.96 6,808,246.30
MFO VANGUARD CHESTER FDS TARGET RETIREMENT 2040 FD CUSIP : 92202E870 60,446.910 2,089,250.81 3,019,323.15
MFO VANGUARD CHESTER FDS TARGET RETIREMENT 2050 FD CUSIP : 92202E862 12,670.200 539,173.84 751,089.46
MFO VANGUARD CHESTER FDS TARGET RETIREMENT 2060 FD CUSIP : 92202E839 25,089.840 1,118,335.76 1,529,978.44
MFO VANGUARD CHESTER FDS TARGET RETIREMENT 2065 FD INV SHS CUSIP : 92202E680 4,156.710 110,224.56 166,393.10
MFO VANGUARD TARGET RET
FD 2025 #304 CUSIP : 92202E409
40,390.460 773,261.61 805,789.68
MFO VANGUARD TARGET RET
FD 2035 CUSIP : 92202E508
60,737.710 1,231,485.03 1,662,998.50
MFO VANGUARD TARGET RET
FD 2045 #306 CUSIP : 92202E607
56,052.770 1,444,889.74 1,947,273.23
MFO VANGUARD TARGET RET
INC FD 308 CUSIP : 92202E102
68,991.200 907,326.73 956,907.94
MFO VANGUARD TARGET RETIREMENT
2055 FUND CUSIP : 92202E847
6,708.770 318,456.07 443,852.22
INVESCO ILLIQUID CUSIP : 998484570 1.000 1,531.34 555.13
Total United States - USD 18,781,331.31 23,912,114.21
Total Value of Interest in Registered Investment Companies 19,542,534.86 24,669,899.53
Other
United States - USD
UBS PUERTO RICO SDBA ASSET CUSIP : 000810457 1.000 13,143,619.39 15,163,758.35
REBATE ACCRUALS CUSIP : 999927320 0.000 0.00 0.00
Total United States - USD 13,143,619.39 15,163,758.35
Total Other 13,143,619.39 15,163,758.35
Payable Other
United States - USD
INVESTMENT MANAGEMENT EXPENSE ACCRUAL CUSIP : 994996916 0.000 0.00 0.00
Total United States - USD 0.00 0.00
Total Payable Other 0.00 0.00
Total 54,494,306.07 65,592,544.10

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the
UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.
UBS Financial Services Incorporated of Puerto Rico Savings Plus
Plan
By: _/s/ Jennifer Coughlin______________
Name: Jennifer Coughlin on behalf of the Plan Administrator
Title:
Chair, Employee Benefits Committee
Date: June 29, 2026